SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Meta Financial Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
59100U108
(CUSIP Number)
May 9, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59100U108	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: Long Meadow Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		228,983
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		228,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	228,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.0%

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 59100U108	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: Jonathan W. Old, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		228,983
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		228,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	228,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.0%

12	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 59100U108	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: Long Meadow Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		228,983
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		228,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	228,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.0%

12	TYPE OF REPORTING PERSON*
	CO, HC

CUSIP No. 59100U108	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON: Michael J. Moss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		228,983
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		228,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	228,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.0%

12	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 59100U108	13G	Page 6 of 8 Pages

ITEM 1(a).      NAME OF ISSUER:

Meta Financial Group, Inc. (“Meta”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

121 East Fifth Street
Storm Lake, Iowa  50588

ITEM 2(a).      NAME OF PERSON FILING:

                         This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Long Meadow Holdings, L.P. (“LMH”)
(ii)	Jonathan W. Old, III
(iii)	Long Meadow Investors, LLC (“LMI”)
(iv)	Michael J. Moss

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         The principal business office of the Reporting Persons filing this Schedule 13G is located at 1200 High Ridge Road, Stamford, CT 06905

ITEM 2(c).      CITIZENSHIP:

(i)	LMH:	a Delaware limited partnership
(ii)	Jonathan W. Old, III:	United States
(iii)	LMI:	a Delaware limited liability company
(iv)	Michael J. Moss	United States

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).      CUSIP Number:

59100U108

CUSIP No. 59100U108	13G	Page 7 of 8 Pages

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

Not applicable.

ITEM 4.        OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Long Meadow Holdings, L.P. (“LMH”) beneficially owns 228,983, shares of Meta Financial Group Inc.’s common stock (the “Company’s Common Stock”), which constitutes 6.0% of the Company’s Common Stock outstanding.  Long Meadow Investors, LLC (“LMI”) is the general partner of LMH and because it could be deemed to share voting and dispositive power with LMH over the 228,983 shares of the Company’s Common Stock owned by LMH, LMI may be deemed to be the beneficial owner of such Common Stock.  LMI disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

Jonathan W. Old, III is a managing member of LMI.  Because Mr. Old is a managing member of the general partner of LMH, and because he could be deemed to share with LMI voting and dispositive power over the 228,983 shares of the Company’s Common Stock held by LMH, Mr. Old may be deemed to be the beneficial owner of such Common Stock.  Mr. Old disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

Michael J. Moss is a managing member of LMI.  Because Mr. Moss is a managing member of the general partner of LMH and shares the responsibilities of managing LMI with Mr. Old, and because he could be deemed to share with LMI and Mr. Old voting and dispositive power over the 228,983 shares of the Company’s Common Stock held by LMH, Mr. Moss may be deemed to be the beneficial owner of such Common Stock.  Mr. Moss disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 59100U108	13G	Page 8 of 8 Pages

ITEM 10.        CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 22, 2012

            /s/ Jonathan W. Old, III
Name:  Jonathan W. Old, III *

            /s/ Michael J. Moss
Name:  Michael J. Moss*

LONG MEADOW HOLDINGS, L.P.*
By:  Long Meadow Investors, LLC
 General Partner of Long Meadow Holdings, L.P.

             /s/ Jonathan W. Old, III
Name:  Jonathan W. Old, III
Title:    Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC*
By:  Jonathan W. Old, III

             /s/ Jonathan W. Old, III
Name:  Jonathan W. Old, III
Title:    Managing Member

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Meta Financial Group, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: May 22, 2012

             /s/ Jonathan W. Old, III
Name:  Jonathan W. Old, III

             /s/ Michael J. Moss
Name:  Michael J. Moss

LONG MEADOW HOLDINGS, L.P.
By:  Long Meadow Investors, LLC
 General Partner of Long Meadow Holdings, L.P.

             /s/ Jonathan W. Old, III
Name:  Jonathan W. Old, III
Title:    Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC
By:  Jonathan W. Old, III

             /s/ Jonathan W. Old, III
Name:  Jonathan W. Old, III
Title:    Managing Member